

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

<u>By E-mail</u>
Mr. Ricardo Figueiredo Bomeny
 Chief Executive Officer
Brazil Fast Food Corp.
Rua Voluntarios da Patria, 89-9 andar - Botafogo
CEP 22.270-010
Rio de Janeiro, Brazil 22270-010

     Re: Brazil Fast Food Corp.
              Item 4.01 Form 8-K
              Filed July 10, 2012, as amended July 16, 2012
              File No. 0-23278

Dear Mr. Bomeny:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

We note the disclosure that you will request that KPMG Auditores Independentes ("KPMG") furnish a letter addressed to us stating whether or not it agrees with your disclosures and such letter will be filed by amendment as Exhibit 16.1 to this report.

1.   Please amend your Item 4.01 Form 8-K disclosures in its entirety as soon as practicable to include the required Exhibit 16 letter from KPMG. The Exhibit 16 letter should indicate whether or not the former auditors agree with your Item 4.01 disclosures of the amended Form 8-K.

2.   We note your disclosure that the Form 10-Q for the quarter ended March 31, 2012, originally filed on May 15, 2012, included unaudited interim financial statements that had not been reviewed by KPMG, and that you amended the Form 10-Q on June 15, 2012 to state that such interim financial statements were not reviewed. In connection therewith, as there was a material deficiency in your Form 10-Q relating to the interim financial statements not having been reviewed by an independent accountant, as required by Rule 8-03 of Regulation S-X, an Item 4.02 Form 8-K should be immediately filed to disclose that the interim financial statements included in the Form 10-Q, and Form 10-Q/A should no longer be relied upon. We refer you to the disclosure requirements of Item 4.02 of the Form 8-K, including the disclosure as to whether you concluded or your independent public accountants advised you that such financial statements should no longer be relied upon. Also, please disclose the reasons, and tell us more in detail, why the March 31, 2012 interim unaudited financial statements were filed without being reviewed by your independent public accountants, as we note KMPG was not dismissed until July 3, 2012.

3.   We further note that you have engaged BDO RCS Auditores Independentes ("BDO") as your independent registered public accountant, effective July 3, 2012, to review the interim unaudited financial statements for the quarter ended March 31, 2012 and for subsequent fiscal quarters. We note that BDO were previously your auditors for the fiscal year ended December 31, 2010 and that KPMG appears to have re-audited the financial statements for fiscal year ended December 31, 2010 included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011. As we note a change in auditors had occurred from BDO to KPMG for the fiscal year ended December 31, 2010, please tell us where you have disclosed the required Item 304 of Regulation S-K disclosures, as it appears an Item 4.01 Form 8-K has not been filed. To the extent you have omitted these disclosures, please file an Item 4.01 Form 8-K immediately, including an Exhibit 16 letter from the former auditors, BDO. We note inclusion in the December 31, 2011 Annual Report on Form 10-K under Item 14 that "In April 2011 BDO do Brasil (BDO RCS Auditores Independentes S/A) announced that the company was acquired by KPMG Auditores Independentes S/A ("KPMG"). KPMG subsequently succeeded as our independent registered public accounting firm." However, this disclosure does not substitute for the requirements of Item 304 of Regulation S-K. Please advise or file an Item 4.01 Form 8-K for the change in auditors from BDO to KPMG.

4.   We note the conclusion under Controls and Procedures in the March 31, 2012 Quarterly Report on Form 10-Q, as amended, filed on June 15, 2012, that you have concluded that your disclosure controls and procedures were effective and operating as of March 31, 2012. Given the above comments, please tell us whether your conclusion remains the same and explain the basis for your decision. In this regard, we would anticipate that your disclosure controls and procedures would be considered ineffective at March 31, 2012, along with concluding ineffectiveness on your internal control over financial reporting. Please advise as to whether you anticipate that your conclusions will be revised upon filing an amended March 31, 2012 Form 10-Q that includes interim unaudited financial statements reviewed by an independent public accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief